June 23, 2017

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sherwin-Williams

The Sherwin-Williams Company

Registration Statement on Form S-4

Filed June 23, 2017

Ladies and Gentlemen:

On the date hereof, The Sherwin-Williams Company, an Ohio corporation (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offers to exchange (the “Exchange Offers”) (i) up to $277,176,000 aggregate principal amount of the Registrant’s 7.25% Senior Notes due 2019 (the “2019 Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”) for an equal principal amount of the Registrant’s 7.25% Senior Notes due 2019, which were issued June 2, 2017; (ii) up to $385,909,000 aggregate principal amount of the Registrant’s 4.20% Senior Notes due 2022 (the “2022 Exchange Notes”) registered under the Securities Act for an equal principal amount of the Registrant’s 4.20% Senior Notes due 2022, which were issued June 2, 2017; (iii) up to $235,324,000 aggregate principal amount of the Registrant’s 3.30% Senior Notes due 2025 (the “2025 Exchange Notes”) registered under the Securities Act for an equal principal amount of the Registrant’s 3.30% Senior Notes due 2025, which were issued June 2, 2017; (iv) up to $331,342,000 aggregate principal amount of the Registrant’s 3.95% Senior Notes due 2026 (the “2026 Exchange Notes”) registered under the Securities Act for an equal principal amount of the Registrant’s 3.95% Senior Notes due 2026, which were issued June 2, 2017; and (v) up to $248,354,000 aggregate principal amount of the Registrant’s 4.40% Senior Notes due 2045 (collectively with the 2019 Exchange Notes, the 2022 Exchange Notes, the 2025 Exchange Notes and the 2026 Exchange Notes, the “Exchange Notes”) registered under the Securities Act for an equal principal amount of the Registrant’s 4.40% Senior Notes due 2045, which were issued June 2, 2017.

The Registrant is registering the Exchange Offers in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrant makes the following representations to the Commission:

1.	The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offers.

2.	The Registrant will make each participant in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if such person is using the Exchange Offers to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offers, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrant will make each broker-dealer that is a participant in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offers and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute Exchange Notes. The Registrant will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrant will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offers, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offers, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the exchange offeree is not an “affiliate” of the Registrant within the meaning of Rule 405 under the Securities Act.

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Very truly yours,

The Sherwin-Williams Company

By:	/s/ Allen J. Mistysyn
Name:	Allen J. Mistysyn
Title:	Senior Vice President—Finance and Chief Financial Officer

cc:	Michael J. Solecki, Esq. (Jones Day)